March 7, 2017

Via Edgar

Ms. Lyn Shenk
Accounting Branch Chief
Office of Transportation and Leisure
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Kandi Technologies Group, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 14, 2016
File No. 001-33997

Dear Ms. Shenk:

This letter is being furnished in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated February 8, 2017 (the “Comment Letter”), to Kandi Technologies Group, Inc. (“Company” or “we”) with respect to the captioned filing (the “Form 10-K”).

This letter provides the Company’s responses to the Staff's comments contained in the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the response of the Company.

Form 10-K for the Year Ended December 31, 2015

Notes to the Consolidated Financial Statements, page F-8

Note 6 – Summary of Significant Accounting Policies, page F-13

(f) Notes receivable, page F-14

1.

Refer to your response to prior comment 1. Please tell us how you account for the settlement of trade receivables with notes receivable and if this settlement is reflected in the statement of cash flows. That is, explain to us what, if anything, is reported in the statement of cash flows for the reduction in trade receivables and the increase in notes receivable upon the settlement of the trade receivables with notes receivable.

Response:

Upon the settlement of the trade receivables with notes receivables, we debited notes receivables and credited corresponding trade receivables (accounts receivable, due from JV Company or due from related parties). These transactions were reflected in the statement of cash flows as decrease in trade receivables (accounts receivable, due from JV Company or due from related party) in cash flows from operating activities and issuance of notes receivables in cash flow from investing activities. We will report the receipts of notes receivable for the settlement of trade receivables as a noncash activity in the schedule of noncash transactions rather than an issuance of notes receivable in cash flow from investing activities in the statement of cash flows in the revised disclosures in our amended Form 10-K.

2.

Your response to prior comment 1 states the recipient of bank acceptance notes (with apparently the bank acceptance notes representing the notes receivable indicated in the response) has the ability to cash the notes at a discount. Please tell us how you account for this discount and where it is reported in the statements of income and cash flows.

Response:

We recorded and reported such discount as interest expenses in the statement of income and as an activity in cash flow from operating activities in the statement of cash flows in the past.

3.	It appears from your response to prior comment 1 and disclosure in note 12:

a. you have received notes receivable from the purchasers of your inventory by virtue of the settlement of trade receivables initially recognized in the sale of the inventory,

b. notes receivable represent financing provided by you in the sale of your inventory, and

c. the cash flow effects of these notes receivable are classified as issuance and repayments of notes receivable in the investing section of the statement of cash flows which represent the receipts and the collections of the receivables, respectively.

Consequently, in subsequent periods your treatment appears to reflect cash receipts from the sale of inventory as investing activities. Classification of the cash flow effects of receivables from the sale of inventory in investing activities does not comply with the requirements of ASC 230-10. ASC 230-10-45-16a states cash inflows from operating activities include cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short and long term notes receivable from customers arising from those sales. Please explain to us how your cash flow presentation complies with GAAP in your situation. Also, advise us the impact to your statements of cash flows for each of the most recent three annual periods completed and, as appropriate, the most recent interim period completed in conforming your treatment to ASC 230-10-45-16a.

Response:

For the years ended 2015, 2014 and 2013, $120,815,961, $14,311,483 and $0, respectively, were reported as repayments of notes receivable in the investing section of the statement of cash flows which represent the collections of the notes receivables or the assignment of the notes receivable to our suppliers to settle the accounts payables. For the nine months ended September 30, 2016, $62,415,498 was reported as repayments of notes receivable in the investing section of the statement of cash flows which represent the collections of the notes receivables or the assignment of the notes receivable to our suppliers to settle the accounts payables. We agree that the current classification as repayments of notes receivable in cash flow from investing activities does not comply with US GAAP. We will report the cash receipts from the collection of notes receivables as an activity in the cash flow from operating activities in the statement of cash flows and the assignment of the notes receivable to our suppliers to settle the accounts payables or the settlement of other payables as an noncash activity in the schedule of noncash transactions in the revised disclosures in our amended Form 10-K. The corrected cash flow presentation for the cash receipts from the collection of notes receivables for the years ended December 31, 2015, 2014 and 2013 will be reflected in our upcoming amended Form 10-K and the corrected cash flow presentation for the cash receipts from the collection of notes receivables for the three months ended September 30, 2016 will be reflected in our annual report on Form 10-K for the fiscal year ended December 31, 2016.

Note 20 – Taxes, page F-30

4.	Refer to your response to previous comment 3. Please file an amended Form 10-K for the year ended December 31, 2015 with the “unaudited” label removed from the noted tables.

Response:

We will file an amended Form 10-K for the year ended December 31, 2015 with the “unaudited” label removed from the noted tables.

5.

Refer to your responses to prior comments 4 and 5. You responded you used different measures of losses and gains to compute the expected tax expense. We note the sum of these adjusted amounts for 2015 do not equal to income before income taxes reported on your statement of income for that year. Pursuant to ASC 740-10-50-12, the starting point in reconciling reported income tax expense (benefit) attributable to continuing operations for the year is the amount of income tax expense that would result from applying domestic statutory tax rates to reported pretax income from continuing operations for that year. Please provide us with a copy of the revised reconciliation for each year presented that conforms to this requirement. Also, please consider the following two comments in revising your reconciliation.

Response:

After reviewing our tax footnote we agree that the tax reconciliation schedule was prepared incorrectly. We intend to revise the tax rate reconciliation schedule in our amended Form 10-K as follows:

	For the Years Ended
	December 31,

	2015	2014	2013
Expected taxation at PRC statutory tax rate	$5,198,181	$3,671,438	$(4,886,682)
Effect of differing tax rates in different jurisdictions	(1,256,718)	(381,829)	(2,560,814)
Non-taxable income	(4,482,892)	(3,320,310)	(3,742)
Non-deductible expenses	39,081	30,369	747,833
Research and development super-deduction	(438,845)	(344,078)	(463,066)
Under-accrued EIT for previous years	1,519	419	173
Effect of PRC preferential tax rates	(578,484)	(267,594)	(915,363)
Addition to valuation allowance	7,645,386	3,025,997	9,675,656
Income tax expense	$6,127,228	$2,414,412	$1,593,994
Effective tax rate	29.47%	16.44%	-7.99%

6.

You responded the expected tax expense is computed through a combination of applying the U.S. Federal rate of 34%, the PRC rate of 25%, and the Hong Kong rate of 16.5%. Since you are domiciled in China, and your operations are predominantly conducted in China, please explain to us why your statutory rate does not reflect the applicable domestic PRC rate. Refer to Rule 4-08(h)(2) of Regulation S-X, which states “Where the reporting person is a foreign entity, the income tax rate in that person's country of domicile should normally be used in making the above computation...”

Response:

We agree that we should have used the PRC rate of 25%. In the proposed revised disclosures that we intend to include in our amended Form 10-K, we have used the PRC statutory rate of 25% to reconcile to the effective tax rate.

7.

You disclose that in accordance with the relevant tax laws and regulations of the PRC, the applicable corporate income tax rate is 25%. You further disclose that Kandi Vehicle qualifies as a high technology company in China, and accordingly was entitled to pay a reduced income tax rate of 15%. Pursuant to ASC 740-10-50-12, the statutory tax rate shall be the regular tax rate if there are alternative tax systems. Please clarify if your statutory rate should be based on either of these rates.

Response:

We agree that we should have used the PRC statutory rate of 25% as the starting point for our rate reconciliation. In our revised reconciliation table shown above, we have reflected the reduced rate applicable to high technology companies as a reconciling item to arrive at the effective rate.

8. Refer to response to prior comment 5. Please revise your note and tabular disclosure to include the total of all deferred tax assets and total valuation allowance recognized for deferred tax assets at each respective balance sheet date presented, the net change in the total valuation allowance during each year presented, and the amount(s) and expiration date(s) of total net operating loss carryforwards available to you at the most recent balance sheet date presented. Refer to the guidance in FASB ASC 740-10-50-2 and 3. Your tabular disclosure on page F-32 should include the tax effect of the total cumulative net operating loss carryforward(s) existing at each balance sheet date and the associated total valuation allowance. From your response and the tax reconciliation presentation at the bottom of page F-31, it appears the balances for the “loss carried forward” and the associated “valuation allowance” at each balance sheet date presented in the table on page F-32 represents only amounts incurred in each respective year. Please include your proposed revised disclosure with your response.

Response:

We will report revised loss carried forward and valuation allowance for the years ended December 31, 2015, 2014 and 2013 in the revised disclosures in our amended Form 10-K.

The table was modified in the revised Note 20 as inserted below:

	December 31,	December 31,	December 31,
	2015	2014	2013

Deferred tax assets:

Sales cut-off difference derived from Value Added Tax reporting system to calculate PRC Corporation Income Tax in accordance with the PRC State Administration of Taxation	$290,850	$-	$-

Expense	-	-	47,224

Depreciation	-	-	81,076

Loss carried forward	26,394,794	18,824,805	17,508,948

Less: Valuation allowance	(26,394,794)	(18,824,805)	(17,508,948)

Total deferred tax assets, net of valuation allowance	290,850	-	128,300

Deferred tax liabilities:

Sales cut-off difference derived from Value Added Tax reporting system to calculate PRC Corporation Income Tax in accordance with the PRC State Administration of Taxation	-	26,226	33,518

Expense	272,953	80,016	-

Depreciation	353,115	551,697	-

Other	2,392,821	124,622	-

Accumulated other comprehensive gain	1,240,467	1,715,028	1,009,477

Total deferred tax liability	4,259,356	2,497,589	1,042,995

Net deferred tax liabilities	$(3,968,506)	$(2,497,589)	$(914,695)

9.

For each year of the statement of cash flows you report an adjustment to operating cash flows for deferred taxes but no deferred taxes are presented as a component of income tax expense in the table at the top of page F-31. Please explain to us the reason for this difference.

Response:

We reviewed our tax expense footnote and agree that taxes were not properly broken out between current and deferred taxes. The table has been modified in the revised footnote 20 as shown below, and deferred tax expense now agrees with amount reflected in the statement of cash flows.

	For the Years Ended
	December 31,
	2015	2014	2013
Current:
Provision for CIT	$4,656,311	$831,518	$733,770
Provision for Federal Income Tax	-	-	-
Deferred:
Provision for CIT	1,470,917	1,582,894	860,224
Income tax expense	$6,127,228	$2,414,412	$1,593,994

10.

Please tell us if any individual amount within “permanent differences” in the reconciliation between the expected and reported tax expense exceeds five percent of the amount computed by multiplying the income before tax by the applicable statutory income tax rate. If so, please disclose the amount and nature for each item. Refer to Rule 4-08(h)(2) of Regulation S-X for guidance.

Response:

Four items within “permanent differences” in the reconciliation between the expected and reported tax expense exceed five percent of the amount computed by multiplying the income before tax by the applicable statutory income tax rate.

The amount and nature of each item will be disclosed as in the revised table as inserted below:

	For the Years Ended
	December 31,

	2015	2014	2013
Non-taxable income	(4,482,892)	(3,320,310)	(3,742)
Non-deductible expenses	39,081	30,369	747,833
Research and development super-deduction	(438,845)	(344,078)	(463,066)
Under-accrued EIT for previous years	1,519	419	173

Note 24 – Summarized Information of Investment in the JV Company, page F-37

11.

Refer to your response to our prior comment 6. It appears the third condition set forth in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent, is met by your 50 percent or less owned investment in the JV company that is accounted for by the equity method. Accordingly, please amend your Form 10-K for the year ended December 31, 2015 to file separate audited financial statements for the JV company pursuant to Rule 3- 09(a) of Regulation S-X for the same periods that would be required under Rules 3-01 and 3-02 of Regulation S-X as if the investee were a registrant.

Response:

We will amend our Form 10-K for the year ended December 31, 2015 to file separate audited financial statements for the JV Company as presented in the 10-K/A filed as correspondence on March 6, 2017 for your preview, with certain numbers to be finalized.

General

12.

We understand the PCAOB issued an Order dated May 18, 2016 that, among other things, revokes AWC (CPA) Limited’s registration, and which provides that the firm may reapply for registration after two years from the date of the Order. As long as the firm’s registration is revoked, its previous audit reports may not be included in the registrant’s filings. Accordingly, management should undertake to have the registrant’s financial statements re-audited by a PCAOB-registered firm in connection with filing the amended 2015 Form 10-K.

Response:

We have engaged BDO China Shu Lun Pan Certified Public Accountants LLP, a PCAOB-registered firm, to re-audit our financial statements for the relevant periods.

13.	Please provide us with a copy of all proposed revised disclosures prior to filing the amended 2015 Form 10-K.

Response:

We submitted a copy of all proposed revised disclosures on March 6, 2017 for your review. We look forward to hearing back from you with any further comments (if any) at your earliest convenience.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at bmei@kandigroup.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

KANDI TECHNOLOGIES GROUP, INC.

By:	/s/ Bing Mei
Bing Mei
Chief Financial Officer

cc:	Elizabeth Fei Chen, Esq. Yi Liu, BDO China